

January 15, 2015

Via E-mail
Zhenggang Wang
Chief Executive Officer and Chairman
Yosen Group, Inc.
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

      Re: Yosen Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed April 11, 2014
              File No. 0-28767

Dear Mr. Wang:

We have reviewed your response dated January 6, 2015 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-6

Note 5 – Common Stock, page F-15

1. We reviewed your response to comment eight in our letter dated December 18, 2014 and have the following additional comments:

    - Please revise your statement of cash flows for the year ended December 31, 2012 to reflect the $500,000 received for the loan.

    - It appears the issuance of the 2,000,000 investment Units was for an extinguishment of debt rather than a sale. Please revise your disclosures to clarify how you accounted for this transaction and the relevant accounting guidance you used.

2. We reviewed your response to comment nine in our letter dated December 18, 2014. Please tell us how you initially accounted for the shares issued in 2011 and 2012 and how your initial and subsequent accounting complies with ASC 718-10-25 and 718-10-35.

As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief